30 ROCKEFELLER PLAZA	AUSTIN	LONDON
NEW YORK, NEW YORK	BEIJING	MOSCOW
10112-4498	BRUSSELS	NEW YORK
	DALLAS	PALO ALTO
TEL +1 212.408.2500	DUBAI	RIYADH
FAX +1 212.408.2501	HONG KONG	SAN FRANCISCO
BakerBotts.com	HOUSTON	WASHINGTON

September 7, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Mara L. Ransom, Assistant Director
Office of Consumer Products

Re:	QVC, Inc.
Registration Statement on Form S-3
Filed on August 10, 2016
File No. 333-213066

Dear Ms. Ransom:

Set forth below are responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that appeared in the Staff’s letter dated August 29, 2016 regarding the Registration Statement on Form S-3 of QVC, Inc. (the “Company”) as filed with the SEC on August 10, 2016 (the “Registration Statement”).  For ease of reference, each of the Staff’s comments are reproduced below in bold, italicized text and are followed by the response to such comment.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

*              *              *

Description of the Debt Securities

Subsidiary Guarantees, page 12

1.                                      Please include a description of the guaranty release provisions in this section.

Response:  In response to the Staff’s comment, the disclosure on page 12 of Amendment No. 1 to the Registration Statement has been revised to describe the guaranty release provisions of the subsidiary guarantees.

Item 16, Exhibits, page II-10

2.                                      By indicating in this section that you will file a Form T-1 as an exhibit to a Current Report on Form 8-K, it appears that you are relying on Section 305(b)(2) of the Trust Indenture Act to designate a trustee on a delayed basis. Instead, any Form T-1 filed on a delayed basis must be filed under the form type “305B2.” For additional guidance, please see Trust Indenture Act of 1939 Compliance and Disclosure Interpretation No. 220.01, which can be found on our website.

Response:  In response to the Staff’s comment, the disclosure on pages II-11 and II-23 of Amendment No. 1 to the Registration Statement has been revised to indicate that the Form T-1 will be filed under the form type “305B2” rather than as an exhibit to a Form 8-K.

Exhibit 5.1

3.                                      Because one of the Subsidiary Guarantors is incorporated in North Carolina and another is organized in Texas, please have counsel include the applicable laws of each of those states in the list of laws on which the opinions are based.

Response:  In response to the Staff’s comment, a revised opinion which includes the applicable laws of North Carolina and Texas in the list of laws on which the opinions are based has been filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement. In addition, an opinion of Womble Carlyle Sandridge & Rice, LLP, local counsel in North Carolina, has been filed as Exhibit 5.2 to Amendment No. 1 to the Registration Statement.

*              *              *

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (212) 408-2593.

Very truly yours,

/s/ Sarah E. Berens

Sarah E. Berens

cc:	QVC, Inc.
Michael A. George